# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Symbotic Inc., CIK 0001837240
CUSIP: 87151X101
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 200 RESEARCH DRIVE, WILMINGTON, Massachusetts (MA), 01887
Date of event which requires filing of this statement: 01/15/2025
Amends the filing with accession number 0000104169-22-000043
Filed by CIK 0000104169
Persons authorized to receive notices and communications: Gordon Y. Allison, 702 Southwest 8th Street, Bentonville, Arkansas (AR), 72716, 479-273-4000

## Reporting persons
- Walmart Inc. (CIK 0000104169): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 76,350,823; shared voting power 0; sole dispositive power 76,350,823; shared dispositive power 0; aggregate amount beneficially owned 76,350,823 (45.4% of the class)
  Comment: Row 7, 9, and 11. Includes (i) 15,000,000 shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock") owned by the Reporting Person and (ii) 61,350,823 shares of Class A Common Stock that may be acquired by the Reporting Person upon the exchange of 61,350,823 common units ("OpCo Units") in Symbotic Holdings LLC, a wholly-owned subsidiary of the Issuer. Incident to its ownership of OpCo Units, the Reporting Person also owns 61,350,823 shares of the Issuer's Class V-1 common stock, par value $0.0001 ("Class V-1 Common Stock"), which carry one vote per share but confer no economic interest in the Issuer. Upon an exchange of OpCo Units for Class A Common Stock, an equal number of shares of Class V-1 Common Stock would be cancelled.
  
  Row 13. The percentage used herein and in the rest of this Schedule 13D is calculated based upon 106,662,107 shares of the Issuer's Class A Common Stock outstanding as of January 6, 2025, as disclosed in the Issuer's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on January 17, 2025, and after giving effect to the exchange of all 61,350,823 OpCo Units held by the Reporting Person into an equal number of shares of Class A Common Stock. On a fully diluted basis (including all of the outstanding shares of the Issuer's Class A Common Stock, the 76,586,618 outstanding shares of Class V-1 Common Stock and the 404,309,196 outstanding shares of the Issuer's Class V-3 common stock, par value $0.0001 per share ("Class V-3 Common Stock"), the Reporting Person beneficially owns approximately 13.0% of the Issuer's total common stock outstanding, and approximately 5.5% of the aggregate voting power of the Issuer's securities.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Symbotic Inc.
Address of issuer's principal executive offices: 200 RESEARCH DRIVE, WILMINGTON, Massachusetts (MA), 01887
Comment:
Explanatory Note
This Amendment No. 3 (this "Amendment") amends and supplements the information in the Schedule 13D relating to the Class A common stock, $0.0001 par value per share (the "Class A Common Stock"), of Symbotic Inc., a Delaware corporation (the "Issuer"), filed by the Reporting Person on June 21, 2022, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person on July 21, 2022 and Amendment No. 2 to Schedule 13D filed by the Reporting Person on December 14, 2023 (collectively, the "Schedule 13D").Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. The Reporting Person's equity holdings in the Issuer have not changed since the Amendment No. 2 to Schedule 13D filed on December 14, 2023, but this Amendment is being filed to reflect certain updates to Items 2, 4, 6 and 7 of the Schedule 13D and to reflect changes in the percentage of the Class A Common Stock owned by the Reporting Person as a result of changes in the amount of Class A Common Stock outstanding.

## Item 2. Identity and Background
Name of person filing:
The second and third paragraphs of Item 2 of the Schedule 13D are hereby amended and restated as follows:

Schedule I attached hereto lists the executive officers and directors of the Reporting Person (the "Related Parties") and their respective principal occupation, address and citizenship. See Exhibit 99.1.
Residence or business address:
The second and third paragraphs of Item 2 of the Schedule 13D are hereby amended and restated as follows:

Schedule I attached hereto lists the executive officers and directors of the Reporting Person (the "Related Parties") and their respective principal occupation, address and citizenship. See Exhibit 99.1.
Present principal occupation or employment:
The second and third paragraphs of Item 2 of the Schedule 13D are hereby amended and restated as follows:

Schedule I attached hereto lists the executive officers and directors of the Reporting Person (the "Related Parties") and their respective principal occupation, address and citizenship. See Exhibit 99.1.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not, and, to the Reporting Person's knowledge, none of the Related Parties has, (i) been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not, and, to the Reporting Person's knowledge, none of the Related Parties has, (i) been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The second and third paragraphs of Item 2 of the Schedule 13D are hereby amended and restated as follows: Schedule I attached hereto lists the executive officers and directors of the Reporting Person (the "Related Parties") and their respective principal occupation, address and citizenship. See Exhibit 99.1.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

Commercial Agreement and Board Rights

On January 15, 2025, the Issuer entered into a Purchase and Sale Agreement (the "Purchase Agreement") with the Reporting Person pursuant to which, among other things, the Issuer has agreed to acquire from the Reporting Person all of the issued and outstanding equity interests in Walmart Advanced Systems & Robotics Inc., a Delaware corporation and wholly owned subsidiary of the Reporting Person.

The Purchase Agreement provides that, subject to the terms and conditions set forth therein, the Issuer will pay to the Reporting Person, (a) upon the closing (the "Closing") of the transactions contemplated by the Purchase Agreement, $200,000,000 in cash, subject to customary adjustments for cash, indebtedness and transaction expenses, and (b) deferred cash consideration following the Closing of up to $350,000,000, payable upon satisfaction of certain commercial milestones as described in the Purchase Agreement.

The Closing is subject to certain customary closing conditions, and contains certain termination rights, including, among other things, that either party may terminate the Purchase Agreement if, subject to certain limitations, the Closing has not occurred by February 14, 2025.

Contemporaneously with, and conditioned on the occurrence of, the Closing, Symbotic LLC, a wholly owned subsidiary of the Issuer, and the Reporting Person will enter into a Master Automation Agreement (the "Commercial Agreement"), which will set forth the terms and conditions governing the development, manufacture and installation of accelerated pickup and delivery systems by Symbotic LLC for the Reporting Person.

Upon entry into the Commercial Agreement, and pursuant to its terms and conditions, for so long as the Reporting Person continues to own greater than 5% of the fully diluted equity interests of the Issuer, the Reporting Person will have the right to confidentially recommend to the nominating and corporate governance committee of the Issuer's board of directors (the "Board") an individual for nomination to the Board. The individual designated by the Reporting Person must qualify as an "independent director" under NASDAQ listing standards and under Rule 10A-3 of the Exchange Act (as defined below) and must also satisfy certain other independence criteria and requirements set forth in the Commercial Agreement. Additionally, the Commercial Agreement will extend the Reporting Person's existing right, pursuant to Section 5.3 of the Investment and Subscription Agreement, to designate a Walmart employee of a certain seniority level to attend all meetings of the Board in a nonvoting observer capacity through the later of (a) the term of the Investment and Subscription Agreement and (b) the date that the Reporting Person no longer has the right to recommend an individual for election to the Board pursuant to the terms of the Commercial Agreement.

The Purchase Agreement, the Commercial Agreement and the transactions related thereto are described in more detail in the Issuer's Current Report on Form 8-K filed with the SEC on January 16, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover page of this Schedule 13D is incorporated herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth on the cover page of this Schedule 13D is incorporated herein.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented as follows:

Item 4 above summarizes certain provisions of the Purchase Agreement and the form of Commercial Agreement attached as Exhibit A to the Purchase Agreement, and such summaries are incorporated herein by reference. The summaries of each such agreement are qualified in their entireties by the text of the applicable agreements, copies of which are attached as exhibits hereto and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Schedule I to Schedule 13D
99.8 Purchase and Sale Agreement, by and between Walmart Inc. and Symbotic Inc., dated as of January 15, 2025 (including form of Master Automation Agreement attached as Exhibit A thereto). Incorporated by reference to Exhibit 2.1 of Symbotic Inc.'s Current Report on Form 8-K filed with the SEC on January 16, 2025.

## Signatures
- Walmart Inc.: /s/ Gordon Y. Allison, Gordon Y. Allison, Senior Vice President and Chief Counsel, Finance and Corporate Governance (01/17/2025)